

January 22, 2014

Via Email
Mr. Suqun Lin
Chief Executive Officer
Joymain International Development Group, Inc.
No. 30 N. Zhongshan Road, Floor 40, Guluo District, Nanjing
Jiangsu Province, P.R.C. 210008

> **Re: Joymain International Development Group, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2013**
> **Filed July 20, 2013**
> **File No. 333-174607**

Dear Mr. Lin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 30, 2013

Report of Independent Registered Public Accounting Firm, page F-1

1.   Auditor association with cumulative amounts from inception included in the annual financial statements is required as long as you are in the development stage. While the current auditor may rely on the work of the predecessor auditor with respect to prior periods, your auditor did not include the cumulative period in the scope or opinion paragraphs of their report. Please amend to provide a report that appropriately opines on the cumulative amounts from inception.

<u>Controls and Procedures, page F-14</u>

2.   We note you have not included Management's Annual Report on Internal Control Over Financial Reporting as required by Item 308(a) of Regulation S-K. Please revise your filing accordingly.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief